POLYMET MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2007

U.S. Funds

Suite 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Balance Sheets
As at 31 October and 31 January
All figures in Thousands of U.S. Dollars

	31 October	31 January
	2007	2007
ASSETS	(unaudited)
Current
Cash and equivalents	$28,567	$8,897
Accounts receivable and advances	102	61
Investment (Note 10)	2,326	-
Prepaid expenses	497	210
	31,492	9,168
Deferred Financing Costs	1,680	1,397
Mineral Property, Plant and Equipment (Notes 2 and 3)	56,306	38,166
	$89,478	$48,731

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,512	$1,518
Current portion of long term debt (Note 4)	1,726	2,000
	5,238	3,518

Long term
Long term debt (Note 4)	10,668	11,853
Long term accounts payable	108	-
Asset retirement obligation (Note 5)	3,205	3,422
	19,219	18,793

SHAREHOLDERS’ EQUITY
Share Capital - (Note 6)	104,470	72,923
Contributed Surplus – (Note 6d))	20,338	9,614
Accumulated Other Comprehensive Loss	(169)	-
Deficit	(54,380)	(52,599)
	70,259	29,938
	$89,478	$48,731

Contingent Liabilities and Commitments (Notes 3 and 9)

ON BEHALF OF THE BOARD:

”William Murray” Director

“David Dreisinger” Director

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars except per share amounts

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pre-feasibility Costs

See Schedule 1 (Note 1)	$-	$1,708	$-	$8,844

General and Administrative
Amortization	16	2	27	5
Consulting fees (Note 9a))	41	1,275	91	1,428
Investor relations and financing	51	84	156	131
Office and corporate wages	412	236	1,155	674
Professional fees	181	147	499	372
Shareholders’ information	70	27	243	99
Stock-based compensation expense
(Note 6c))	80	524	596	4,662
Transfer agent and filing fees	28	34	117	126
Travel	106	122	404	357
	985	2,451	3,288	7,854

Other Expenses (Income)
Interest income	(381)	(89)	(892)	(318)
Loss (gain) on foreign exchange
conversion	(224)	(190)	(592)	(44)
Rental income	(6)	(16)	(23)	(29)
	(611)	(295)	(1,507)	(391)

Loss for the Period	$374	$3,864	$1,781	$16,307

Other Comprehensive Loss
Unrealized loss on investment	27	-	169	-
Comprehensive Loss	401	3,864	1,950	16,307

Loss for the Period	374	3,864	1,781	16,307
Deficit – Beginning of the Period	54,006	47,149	52,599	34,706

Deficit – End of the Period	$54,380	$51,013	$54,380	$51,013

Loss per Share	$(0.00)	$(0.03)	$(0.01)	$(0.14)

Weighted Average Number of
Shares	136,776,063	117,796,637	132,626,373	112,888,667

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars except per share amounts

	Common Shares (Note 6)

	Authorized			Contributed	Accumulated Other	Deficit	Total
	Shares	Shares	Amount	Surplus	Comprehensive
					Loss
Balance – 31 January 2006	Unlimited	100,173,173	$46,009	$8,084	$-	(34,706)	$19,387
Loss for the year		-	-	-	-	(17,893)	(17,893)
Issuance of shares for
bonus (Note 9)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	(3,653)	-	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for	-	2,000,000	6,160	-	-	-	6,160
property (Note 3)
Stock-based
compensation	-	-	-	4,723	-		4,723
Warrants issued for
deferred financing costs	-	-	-	1,197	-	-	1,197
Fair value of stock
options exercised	-	-	737	(737)	-	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$-	(52,599)	$29,938
Loss for the period	-	-	-	-	-	(1,781)	(1,781)
Other comprehensive
loss for the period	-	-	-	-	(169)	-	(169)
Shares and warrants
issued:
Exercise of options	-	305,000	200	-	-	-	200
Fair value of stock
options exercised			170	(170)	-	-	-
Private placement,
finders’ fees and
issuance costs	-	15,150,000	31,177	8,346	-	-	39,523
Stock-based
compensation	-	-	-	2,548	-	-	2,548
Balance – 31 October 2007	Unlimited	136,833,876	$104,470	20,338	(169)	(54,380)	$70,259

Figures since 31 January 2007 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Cash Flows
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities
Loss for the period	(374)	(3,864)	(1,781)	(16,307)
Items not involving cash
Amortization	16	2	27	5
Consulting fees and Office and corporate
wages (Note 9a))	-	1,290	-	1,290
Stock-based compensation	80	524	596	4,662
Changes in non-cash working capital items
Accounts receivable and advances	(38)	36	(41)	1
Prepaid expenses	186	(2)	(287)	25
Accounts payable and accrued liabilities
relating to operating activities	(185)	(280)	(562)	(660)
Net cash provided by (used in) Operating
Activities	(315)	(2,294)	(2,048)	(10,984)

Financing Activities
Share capital, net of costs – for cash	165	228	39,723	15,074
Deferred financing costs	(15)	(50)	(283)	(50)
Debt repayment	(500)	(250)	(1,500)	(750)
Net cash provided by (used in) Financing
Activities	(350)	(72)	37,940	14,274

Investing Activities
Purchase of investment	(489)	-	(2,495)	-
Asset Retirement Obligation	(245)	-	(365)	-
Purchase of mineral property, plant and
equipment	(5,338)	(748)	(13,362)	(770)
Net cash provided by (used in) Investing
Activities	(6,072)	(748)	(16,222)	(770)

Net Increase (Decrease) in Cash and
equivalents	(6,737)	(3,114)	19,670	2,520

Cash and equivalents– Beginning of Period	35,304	17,305	8,897	11,671

Cash and equivalents – End of Period	28,567	14,191	28,567	14,191

Non-Cash Financing and Investing
Activities

Changes in accounts payable and accrued	1,263	-	2,556	-
liabilities related to Investing Activities
Interest and accretion on long-term debt	161	18	474	85

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Pre-Feasibility Costs
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Direct
Camp and general	-	26	-	157
Consulting fees	-	224	-	819
Drilling	-	12	-	94
Engineering	-	167	-	642
Environmental	-	410	-	3,302
Geological and geophysical	-	4	-	55
Insurance	-	8	-	30
Land lease, taxes and licenses	-	43	-	127
Metallurgical	-	-	-	303
Mine planning	-	196	-	2,236
Permitting	-	-	-	2
Plant maintenance and repair	-	391	-	682
Sampling	-	227	-	395

Total Costs for the Period (Note 1)	-	1,708	-	8,844

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. that confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage.

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2007.

Certain balances have been reclassified to conform with current period presentation.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS as well as mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Project has now entered the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Cash and Equivalents

Cash and equivalents include cash and bearer deposits with original maturities less than 90 days.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as held for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b)

Section 1530 – Comprehensive Income. Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)	The adoption of Sections 1530 and 3855 did not have any impact on the opening equity and deficit of the Company.

2.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1.5 million. All lease payments have been paid or accrued to 31 October 2007. The agreement requires future annual lease payments of $150,000 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Mineral Property, Plant and Equipment

Details are as follows:

			31 October	31 January
			2007	2007
		Accumulated	Net Book	Net Book
31 October 2007	Cost	Amortization	Value	Value
NorthMet Project	56,131	-	56,131	38,056
Leasehold improvements	47	7	40	41
Computers	62	16	46	12
Furniture and equipment	112	23	89	57
	56,352	46	56,306	38,166

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this extended option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase was $1 million in cash and $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining notes will be paid in quarterly instalments of US$250,000 plus interest (Note 4).

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt is in four tranches:

      2 million shares of PolyMet, paid at closing;
      $1 million in cash, paid at closing;
      $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and
      $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Mineral Property, Plant and Equipment - continued

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,205,000 (Note 5) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

Interest and loan accretion in the amount of $643,000 has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to 31 October 2007.

4.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 3) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and is being paid in quarterly instalments equal to $250,000, commencing in March 2006 for total repayment of $2,500,000. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate. As at 31 October 2007 the outstanding long term debt was as follows:

	31 October 2007	31 January 2007

Notes Payable	$12,262	$13,768
Accrued interest	132	85
Total debt	12,394	13,853
Less current portion	(1,726)	(2,000)

Long term debt	$10,668	$11,853

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

5.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 3), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 October 2007 and Canadian GAAP. Once the Company obtains its permit to mine, the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 October 2007 was $3,205,000 (31 January 2007 - $3,422,000). These were based upon a 31 October 2007 undiscounted future cost of $21.3 million for the first Cliffs transaction and $1.8 million for Cliffs II, an annual inflation rate of 3.00%, a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in early 2009 with a reclamation period of 5 years. Accretion of the liability of $390,000 (31 January 2007 - $280,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

6.	Share Capital

a)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

b)

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the nine month period, the Company granted 2,310,000 options. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 9a)).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

6.	Share Capital - continued

Details of stock option activity are as follows:

	Nine months	Year
	ended	ended 31
	31 October	January
	2007	2007
Outstanding - Beginning of period	9,090,000	6,783,700
Granted	2,310,000	4,500,000
Cancelled	-	(700)
Exercised	(305,000)	(2,193,000)

Outstanding - End of period	11,095,000	9,090,000

As at 31 October 2007, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price	Exercise Price
Expiry Date	(USD)	(Cdn)	Number
9 March 2009	$0.42	$0.40	225,000
28 April 2009	0.79	0.75	150,000
05 July 2009	0.69	0.66	850,000
18 October 2009	0.83	0.79	50,000
30 March 2010	0.68	0.65	425,000
1 May 2010	0.89	0.85	350,000
15 June 2010	0.98	0.94	40,000
19 September 2010	1.43	1.36	1,690,000
24 October 2010	1.26	1.20	280,000
5 December 2010	1.20	1.15	225,000
20 March 2011	2.89	2.76	3,200,000
19 June 2011	3.11	2.97	325,000
1 September 2011	4.00	3.82	325,000
22 September 2011	3.68	3.51	75,000
5 January 2012	3.46	3.30	575,000
13 February 2012	2.99	2.85	1,250,000
8 March 2012	2.88	2.75	400,000
12 March 2012	2.92	2.79	250,000
23 March 2012	2.89	2.76	50,000
4 September 2012	3.00	2.86	360,000
			11,095,000

As at 31 October 2007, all options had vested and were exercisable, with the exception of 600,000 which vest incrementally until 30 June 2008 and 1,190,000 which vest under completion of specific targets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

6.	Share Capital - continued

c)	Stock-Based Compensation

During the nine month period ended 31 October 2007, the Company issued 2,310,000 options to directors, officers, consultants and employees with an average exercise price of USD$2.94 per option. The fair value of stock-based compensation in the amount of $2,283,000 has been recorded in the accounts of the Company as an expense of $596,000 and a debit to mineral property, plant and equipment of $1,687,000, with the offsetting entries going to contributed surplus. An additional $265,000 relating to the modification of an existing option grant has been recorded as a debit to mineral property, plant and equipment with the offsetting credit going to contributed surplus. These values were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.89% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.67% to 65.40%
Expected option life in years	2.33 to 3.00

The weighted fair value of options granted during the period was US$1.32 (Cdn$1.43).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	Nine months	Year
	Ended	ended
	31 October	31 January
	2007	2007
Balance – Beginning of period	$9,614	$8,084
Current period fair value of stock-based compensation	2,548	4,723
Fair value of warrants issued as finder’s fees	695	-
Fair value of warrants issued in unit financings	7,651	-
Fair value of warrants exercised during the period	-	(3,653)
Fair value of warrants issued for deferred financing costs	-	1,197
Fair value of stock options exercised during the period	(170)	(737)
Balance – End of period	$20,338	$9,614

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

6.	Share Capital - continued

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	31 October 2007		31 January 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(CDN$)
Warrants outstanding and
exercisable - beginning of year	1,100,000	4.00	14,663,000	1.07
Issued (Note 6a))	8,020,000	4.00	1,100,000	4.53
Exercised	-	-	(14,663,000)	(1.07)

Warrants outstanding and
exercisable – end of period	9,120,000	4.00	1,100,000	4.53

f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	31 October	31 October
	2007	2006
Rent and office charges paid to a company of which the president is a
director	$20	$42

	$20	$42

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

8.	Segmented Information

The Company is in the permitting stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

31 October 2007	Canada	U.S.	Consolidated
Segment operating loss (9 months ended)	1,366	415	1,781
Segment operating loss (3 months ended)	197	177	374
Identifiable assets	31,066	58,412	89,478

31 October 2006	Canada	U.S.	Consolidated
Segment operating loss (9 months ended)	7,327	8,980	16,307
Segment operating loss (3 months ended)	2,138	1,726	3,864
Identifiable assets	14,978	15,766	30,744

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 October 2007, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing the Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 through 4 are valued using the Company’s closing trading price on 28 May 2004 of Cdn$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,640,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a Cdn$1,192,500 (US$873,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

(iii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 (US$1,290,000) bonus as consulting fees and office and corporate wages and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Contingent Liabilities and Commitments - continued

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 3), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet also agreed to pay BNPP $50,000 per month for its advice and assistance and pay the costs for BNPP’s independent engineers, effective 1 July 2007 the monthly fee was reduced to $5,000 per month.

	e)	On 31 October, the Company had outstanding commitments of $3.5 million.

10.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and has been designated as available-for-sale and, as such, has been marked-to-market with the change in the fair market value of the investment from acquisition to 31 October 2007 being recorded in Other Comprehensive Loss. The initial acquisition cost of the investment was C$2,618,000 (US$2,495,000) and the fair market value of the investment at 31 October 2007 was C$2,220,000 (US$2,326,000). The fair market value of the investment at 7 December 2007 was C$1,700,000 (US$1,689,000).